Braskem                                                        [Graphic omitted]
                                                               [Graphic omitted]

BOVESPA:  BRKM
NYSE:  BAK
www.braskem.com.br
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             BRASKEM ADVANCES ON ITS CORPORATE RESTRUCTURING PROCESS

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(Sao Paulo,  Brazil,  July 16, 2003) Braskem S.A.,  (Bovespa:  BRKM5; NYSE: BAK)
leader in the thermoplastic segment in Latin America and among the five largest Brazilian industrial companies, announced that, as part of its restructuring process, has signed commitments to transfer equity interests of holders of common shares in Trikem S.A. ("Trikem") and Polialden Petroquimica S.A. ("Polialden"), which include: (a) Nissho Iwai Corporation ("Nissho Iwai"), which holds 43,948,380 common shares in Polialden, representing 16.67% of its voting capital, and 2,161,985,136 common shares in Trikem, representing 10.06% of its voting capital; and (b) Mitsubishi Chemical Corporation ("Mitsubishi"), which holds 43,948,380 common shares in Polialden, representing 16.67% of its voting capital, and 2,881,480,720 common shares in Trikem, representing 13.41% of its voting capital.

Acquisition of Mitsubishi's Common Shares

Mitsubishi has chosen to sell its equity interests in Trikem and Polialden, respectively, to Braskem. The agreed aggregate price for the acquisition of the shares issued by Trikem and Polialden, which are held by Mitsubishi, is R$28,007,992.60 and R$16,173,003.84, respectively. It has been established that there will be a cash payment by Braskem equal to 10% of the total purchase price, or R$4,418,099.64, with the balance converted into US dollars and paid after 4 years, although the balance may be paid earlier on the occurrence of certain conditions, as agreed to in the agreement.

If in their final decisions on the lawsuits that have been lodged against Polialden by the shareholders of Class "B" preferred shares, the courts find in favor of Polialden, or if the parties reach a definitive settlement of the matter, Mitsubishi shall be entitled to an additional payment of R$21,570,000.00. If Polialden does not prevail in this final decision then Mitsubishi shall be entitled to an additional payment of R$5,400,000.00.


Acquisition of Nissho Iwai's Common Shares

The transaction agreed upon with Nissho Iwai provides for the exchange of its respective equity interests in Trikem and in Polialden for an equity interest in Braskem, on the basis of one (01) common share issued by

Braskem to 69.47 common shares issued by Trikem, and one (01) common share issued by Braskem to 1.89 common shares in Polialden.

The transfer to Braskem of common shares issued by Trikem and Polialden, and held by Nissho Iwai shall be made upon the merger of NI Par, Nissho Iwai's wholly owned subsidiary, into Braskem. NI Par's only assets are its equity holdings in Trikem and Polialden.

In this process, Braskem will take over NI Par, and NI Par's shareholders' equity, valued at its book value, will be merged into Braskem, with Braskem to become its due successor with respect to all rights and obligations.

Upon conclusion of the above mentioned transactions and the merger described in detail below, Braskem shall become the holder of the common shares issued by Trikem and Polialden, which are held by Mitsubishi and by Nissho Iwai, respectively.


Acquisition of the remaining equity holdings (common shares) of Trikem and Polialden

In the case of all other holders of Trikem's common shares, including Portus - Instituto de Seguridade Social ("Portus"), which holds 1,522,312,099 common shares in Trikem, representing 7.09% of its voting capital, and individuals holding shares representing 0.0025% of its voting capital, Braskem will file a request to the Brazilian Securities and Exchange Commission - CVM, to register a public offering for an increase in its outstanding shares, to give these shareholders the opportunity to migrate their participation into Braskem on the same basis of the exchange with Nissho Iwai. The Company has been in discussions with Portus regarding its acceptance of the mentioned public offering.


Increase in the Share Capital of Braskem

As a result of the merger of NI Par into Braskem, the share capital of Braskem will be increased by R$39,654,868.71, upon the issuance by Braskem of 54,314,531 new common shares, all entitled to the rights and privileges set forth in Braskem's bylaws, to be granted to Nissho Iwai Corporation in exchange for the shares of NI Par, which will be extinguished.

Thus, once the merger of NI Par into Braskem is approved, the share capital of Braskem will be an estimated R$1,878,422,093.84, divided into 1,280,405,679 common shares and 2,172,289,774 preferred shares, of which 2,160,832,034 will be Class "A" preferred shares and 11,457,740 will be Class "B" preferred shares.

Braskem's simplified corporate structure after this transaction is concluded is shown below:




[Graphic omitted] [Graphic depicts that Braskem owns 29.6% of the _____ and voting capital stock of Copeseal, 100% of the voting capital stock and 56.31 of the total capital stock of Polialden, 92.9% of the voting capital stock and
51.61 of the total Capital Stock of Trikover and 35.01 of the voting capital stock and 34.7% of the total capital stock of Politeno]





The Appraisal Report, the Merger Protocol and Justification, as well as all other relevant documents will be made available for examination as of July 16, 2003, from 09:00 a.m. to 5:00 p.m., at the address of Braskem's principal place of business, on Rua Eteno, 1561, COPEC, Camacari, State of Bahia (BA) and at that of NI Par's principal place of business. A copy of these materials will be available at the Brazilian Securities and Exchange Commission - CVM, and at the Sao Paulo Stock Exchange - BOVESPA as of July 16, 2003. For additional information, please contact the Investor Relations Department by calling Mr. Jose Marcos Treiger, Vasco Barcellos or Luiz Henrique Valverde at (11) 3443-9531. A summary of the information related to this merger transaction is available on the Braskem website (www.braskem.com.br), in the Investor Relations Section.



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Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian industrial companies. The company operates 13 manufacturing plants located throughout Brazil and produces
5.0     million     tons     of     petrochemical     products     per     year.
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For Additional information, please contact:

Vasco Barcellos                               Jose Marcos Treiger                  Luiz Henrique Valverde
Investor Relations                            Investor Relations                   Investor Relations
Tel: (5511) 3443 9178                         Tel: (5511) 3443 9529                Tel: (5511) 3443 9744
Fax: (55 11) 3443 9532                        Fax: (55 11) 3443 9532               Fax: (5511) 3443-9532
E-mail: vasco.barcellos@braskem.com.br        E-mail: jm.treiger@braskem.com.br    E-mail: luiz.valverde@braskem.com.br
        ------------------------------                -------------------------            ----------------------------
